sats
one with you

06010316

SEC MAIL PROCESSING
RECEIVED
JAN 17 2006
WASH. D.C. 213 SECTION

BEST AVAILABLE COPY

6 January 2006

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

BY COURIER

SUPPL

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 2 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST"), and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") up to 5 January 2006.

PROCESSED
JAN 20 2006
THOMSON
FINANCIAL

Yours truly

SHIREENA WOON
Senior Manager, Legal

encl

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

Announcements

Announcements from 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Listed Companies' Announcements by Company Name :

A B C D E F G H I J K L M N O P Q R S T U V W X Y Z 0-9

Announcements before 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

| Previous Page | Next Page | Search |

Release Date Announcement Details

- SHANGRI-LA ASIA LIMITED
- SHC CAPITAL LIMITED
- SHINING CORPORATION LTD
- SHINKONGFIN US$220MCB101215
- SHIV-VANIO&G US$45M1%CB110122
- SHOWA DENKO K.K.
- SHOWY INTERNATIONAL LIMITED
- SIA ENGINEERING CO LTD
- SIM LIAN GROUP LIMITED
- SIM SIANG CHOON LIMITED
- SIN SOON HUAT LIMITED
- SINCEREWATCH LIMITED
- SING INVESTMENTS & FINANCE LTD
- SING LUN HOLDINGS LIMITED
- SINGAMAS CONTAINER HLDGS LTD
- SINGAPORE AIRLINES LTD
- SINGAPORE AIRPORT TRML SVCSLTD
  - Dec 16 2005 MISCELLANEOUS :: OPERATING DATA FOR NOVEMBER 2005
  - Dec 16 2005 MISCELLANEOUS :: OPERATING DATA FOR NOVEMBER 2005
  - Nov 17 2005 MISCELLANEOUS :: OPERATING DATA FOR OCTOBER 2005
  - Nov 16 2005 MISCELLANEOUS :: SATS REVITALIZES BRAND IMAGE
  - Oct 27 2005 SECOND QUARTER FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
  - Oct 27 2005 MISCELLANEOUS :: SATS EXPANDS PRESENCE IN CHINA
  - Oct 17 2005 MISCELLANEOUS :: OPERATING DATA FOR SEPTEMBER 2005







Announcements

Announcements from 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Listed Companies' Announcements by Company Name :

A B C D E F G H I J K L M N O P Q R S T U V W X Y Z 0-9

Announcements before 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Printer-Friendly Version

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G

Date & Time of Broadcast	16-Dec-2005 17:34:20
Announcement No.	00063

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for November 2005
Description	Attached is the operating data for November 2005.
Attachments:	SATS-OperatingData-Nov2005.pdf Total size = **64K** (2048K size limit recommended)

Previous Announcement **Next Announcement**

sats

one with you

This is the SATS operating data for November 2005:

	November 2005	November 2004	% change
Unit Services Handled ('000)	7.02	6.59	+ 6.4
Flights Handled ('000)	7.08	6.41	+ 10.4
Cargo/Mail Processed ('000 tonnes)	128.71	119.73	+ 7.5
Passengers Handled ('M)	2.32	2.23	+ 4.2
Unit Meals Produced ('M)	1.59	1.64	- 3.5
Gross Meals Produced ('M)	1.98	2.08	- 5.2

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Flights, passengers and cargo/mail grew in November 2005 compared to the same period last year. However, there was a drop in the number of meals produced primarily due to lower passenger numbers on mainstream airlines. The growth in passenger numbers is largely attributed to the low cost carriers.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154



New Listings
Annual Report/Fin. Report
Company's All-In-One Info
Research Reports
AGM Schedules
Prospectus/Circulars
Announcements
Stock/Indices List
ISIN Code Download
Corporate Info
Corporate Action
Warrants
Tax Incentive Schemes
Market Cap
Sharebuyback Form





Home » Listed Companies » **Announcements**

Announcements

Announcements from 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Listed Companies' Announcements by Company Name :

A B C D E F G H I J K L M N O P Q R S T U V W X Y Z 0-9

Announcements before 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Printer-Friendly Version

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G

Date & Time of Broadcast	17-Nov-2005 18:16:22
Announcement No.	00081

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	OPERATING DATA FOR OCTOBER 2005
Description	
Attachments:	SATS-OperatingData-Oct2005.pdf Total size = **73K** (2048K size limit recommended)

Previous Announcement **Next Announcement**

---

sats

one with you

This is the SATS operating data for October 2005:

	October 2005	October 2004	% change
Unit Services Handled ('000)	6.99	6.71	+ 4.2
Flights Handled ('000)	7.05	6.52	+ 8.2
Cargo/Mail Processed ('000 tonnes)	135.43	130.30	+ 3.9
Passengers Handled ('M)	2.28	2.13	+ 7.2
Unit Meals Produced ('M)	1.65	1.59	+ 3.7
Gross Meals Produced ('M)	2.05	1.99	+ 2.9

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

Business volumes continue to show good growth in October 2005. Cargo/mail processed in October 2005 was the highest ever monthly total recorded for SATS.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154







Announcements

Announcements from 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Listed Companies' Announcements by Company Name :

A B C D E F G H I J K L M N O P Q R S T U V W X Y Z 0-9

Announcements before 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Printer-Friendly Version

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G

Date & Time of Broadcast	16-Nov-2005 12:31:33
Announcement No.	00019

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SATS Revitalizes Brand Image
Description	Attached press release on the launch of the new SATS brand image on 15 Nov 2005.
Attachments:	SATS-PressRelease-Branding-151105.pdf Total size = **113K** (2048K size limit recommended)

Previous Announcement **Next Announcement**

sats

one with you

NEWS RELEASE TO BE ISSUED ON 15 NOV 05 AT 5:10PM AND EMBARGOED UNTIL 8:00PM

SATS REVITALIZES BRAND IMAGE

Singapore, 15 November 2005 – Singapore Airport Terminal Services Limited ("SATS") today launched its new brand image, consisting of a new corporate look and brand promise, as the premier ground handling and inflight catering service provider in the Asia-Pacific region.

The history of SATS can be traced back to the very beginning of commercial aviation in Singapore when ground handling was provided by a department within Malayan Airways in the late Forties. SATS was incorporated as a wholly-owned subsidiary company of SIA in December 1972 before being listed on the Mainboard of the Singapore Exchange in May 2000. Today, SATS, the market leader at Singapore Changi Airport, operates across a network of 25 airports in 8 countries, providing ground handling and inflight catering services to airlines. Profit contributions from overseas ventures have grown by a compounded rate of 23.6% over the past 6 years, and now comprise 21.5% of the SATS Group's pre-tax profits.

Mr Ng Chin Hwee, President & CEO of SATS, said: "We have come a long way from operating purely in Singapore to our current network spanning the Asia-Pacific region. In our next phase of growth, we aim to continue setting new industry benchmarks through innovative products and service excellence. Our continuing expansion across the Asia-Pacific region has now made it timely for us to refresh our corporate look and to develop an even stronger recognition of the SATS brand both locally and overseas as a hallmark of top quality airport services."

Over the past year, SATS has demonstrated its commitment to the airline industry. In July 2005, it announced a S$23 million investment in new products and services such as the SpecialCare Lounge, Ethnic Specialty Kitchens and native language speakers. In September 2005, it launched a new group-wide "xfactor" training programme to enhance service levels among staff. SATS also continues to expand its presence overseas and in October 2005, announced its expansion into China through its interest in Tianjin Airport Cargo Services Co Ltd (TACS).

Elaborating on the new brand image, Mr Ng added: "The warm and vibrant colours of our new corporate look are symbolic of the energy and vitality within SATS, and of our strength and determination to advance our levels of service excellence to even higher standards. We are also introducing our new people-oriented 'One With You' brand promise, which aims at 'being one within', 'being one with partners' and 'being one with customers', representing the lasting affinity and relationships that SATS builds with staff, partners and customers alike."

sats
one with you

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 25 airports (including Singapore) in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg

For further information, please contact:

Mah Tze Chiang
Singapore Airport Terminal Services Limited (SATS)
Tel: (65) 6541 8150
Fax: (65) 6541 8154
Mobile: (65) 9047 7400
Email: tzechiang_mah@singaporeair.com.sg

Or

Ang Shih-Huei
Gavin Anderson & Company
Main: (65) 6339 9110
Direct: (65) 6424 6953
Fax: (65) 6339 9578
Mobile: (65) 9189 1039
Email: sang@gavinanderson.com.sg

sats

one with you

INFORMATION SHEET

SATS' brand promise is embodied in **'One With You'**, which represents our commitment to make a difference in people's lives.

SATS is a people organization, built by people, for people. We see the larger purpose of our existence as creating affinity every single day. As stewards of our airline partners, we play a crucial role in strengthening their relationships with their passengers and customers. And through our daily interaction with thousands of passengers, we can and do make a difference to their flight experience. Beyond passenger check-in, baggage and cargo handling and the food served onboard, it is always the human warmth and thoughtful gestures that touch lives, making the service experience special.

'One With You' means

- **Being One Within**: As ambassadors of the SATS brand, each and everyone at SATS is empowered with the skills, self-belief and devotion to live the SATS' promise. Being One Within encompasses the individual and collective efforts of our people to think, act and speak as ONE, delivering exceptional service, building lasting affinity and enriching lives.

- **Being One with Partners**: As stewards of our airline partners and suppliers, we are driven by how much we can contribute to their success. Being One with Partners epitomizes the SATS spirit in nurturing a lasting relationship with our partners based on shared aspirations, friendship and unity in delivering an exceptional customer experience and forging customer loyalty.

- **Being One with Customers**: We treat our airline partners' passengers and cargo customers as our very own. Being One with Customers exemplifies our dedication to our customers' service experience. We serve them with sincerity, care and thoughtfulness, ensuring peace of mind and an enriching experience every time they interact with us.

SATS lives to create this difference every single day. The heart of SATS is our people, constantly harnessing the energy of self-empowerment, self-belief and devotion, to act as ONE, and to be ONE with our partners and customers, and in the process, forging enduring and fulfilling relationships. This aspiration underlines our vision of building *Lasting Affinity*.

The New SATS Logo

The new stylized logo embodies our people-focused belief, conveying a gracious, friendly and confident persona. Together with the new brand promise 'One With You', the new SATS image is all about fostering human affinity.

The primary radiant orange in the logo exemplifies the SATS brand as a service company that is energetic, vibrant and personable, whilst the secondary warm grey exudes service sophistication that is firmly embedded in a strong foundation.

With a customized font style that is fluid, contemporary and simplistic, the brand mark reflects SATS' people-oriented philosophy.

Above all else, the new stylized SATS logo epitomizes the overall brand spirit of oneness and human affinity.

sats
one with you

A Subsidiary of SINGAPORE AIRLINES

The Secondary Expression: 'Ascent' Motif

The ascending strokes form secondary elements that express the synergy that we share with our customers, partners and staff, and our forward-thinking nature manifested in everything that we do.









Announcements

Announcements from 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Listed Companies' Announcements by Company Name :

A B C D E F G H I J K L M N O P Q R S T U V W X Y Z 0-9

Announcements before 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Printer-Friendly Version

Second Quarter * Financial Statement And Dividend Announcement

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on	SINGAPORE AIRPORT TRML SVCSLTD

Date & Time of Broadcast	27-Oct-2005 18:13:39
Announcement No.	00098

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2005

Attachments:

- SATS-2QFY0506-ProfitAnnouncement.pdf
- SATS-NewsRelease-2QFY06.pdf

Total size = **869K**
(2048K size limit recommended)

Previous Announcement **Next Announcement**

SATS

No. 02/06 27 October 2005

FIRST HALF PROFIT IMPROVES IN A MORE COMPETITIVE ENVIRONMENT

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

	Half Year 2005-06	y.o.y. change (%)	2nd Quarter 2005-06	y.o.y. change (%)
• Operating revenue	$ 474.4 M	- 2.0	$ 238.7 M	- 3.0
• Operating profit	$ 108.5 M	+ 4.3	$ 55.8 M	+ 3.0
• Share of profits of associated companies	$ 30.0 M	+ 23.5	$ 15.4 M	+ 15.8
• Profit before tax	$ 139.6 M	+ 38.4	$ 71.9 M	+ 84.8
• Profit attributable to shareholders	$ 106.8 M	+ 36.2	$ 55.8 M	+ 88.5
• Earnings per share	10.3 cents	+ 33.8	5.4 cents	+ 86.2

- Interim dividend per share declared: 4.0 cents

Note: Exceptional item in 2Q FY2004-05: One-time cost of the restructuring exercise in September 2004 of $28.8M

<u>Note:</u> The SATS Group's unaudited financial results for the second quarter and first half ending 30 September 2005 were announced on 27 October 2005. A summary of the financial and operating statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

GROUP EARNINGS

First Half FY2005-06

Business volume improved in the first half of the year. However, operating revenue declined by 2.0% to $474.4 million as compared to the same period last year due to competitive pressure on rates. Operating expenditure declined by 3.7% to $365.9 million, due mainly to recurring savings achieved from the restructuring exercise last year. Consequently, operating profit increased by 4.3% to $108.5 million.

Associated companies contributed $30.0 million to the Group's profit, an increase of 23.5% over the same period last year. This represented 21.5% of our Group profit before tax and exceptional item, a 2.8 percentage point improvement over the same period last year.

The Group's profit attributable to shareholders increased 36.2% to $106.8 million because an exceptional item of $28.8 million was incurred in September 2004 as a one-time cost of a restructuring exercise. Without the one-time restructuring cost, the increase in Group's profit attributable to shareholders would have been 5.3% or $5.4 million.

Second Quarter FY2005-06

The Group's operating revenue for the quarter under review was $238.7 million, a decrease of 3.0% compared to $246.1 million in the same quarter last year because of continued pressure on rates in a more competitive environment. Operating expenditure decreased by 4.7% or $9.0 million to $182.9 million, mainly due to savings in staff costs.

As a result, operating profit was $55.8 million, an increase of 3.0% or $1.6 million over the same quarter last year.

Profit contribution from our associated companies reached $15.4 million, an increase of 15.8% or $2.1 million over the same period last year. This represented 21.4% of our Group profit before tax and exceptional item, a 1.8 percentage point improvement over the same period last year.

The Group's profit attributable to the shareholders increased 88.5% to $55.8 million, mainly because of the $28.8 million restructuring cost incurred in the second quarter of FY2004-05. Without the restructuring cost, the increase in the Group's profit attributable to shareholders would have been 6.1% or $3.2 million.

GROUP FINANCIAL POSITION (as at 30 September 2005)

Shareholders' funds of the Group stood at $1,158.0 million, up from $1,068.6 million as at 31 March 2005.

Net asset value per share for the Group was 111.1 cents as at 30 September 2005, an increase of 7.1 cents or 6.8% compared to 31 March 2005. The Group's total assets increased $66.9 million (+4.2%) to $1,667.7 million.

The debt equity ratio was 0.21 as at 30 September 2005, compared to 0.23 as at 31 March 2005.

GROUP OPERATING PERFORMANCE

Operating data improved this financial year for both 1st Half and 2nd Quarter compared to the corresponding periods last financial year:

	1st Half FY2005-06 (Apr–Sep 2005)	1st Half FY2004-05 (Apr–Sep 2004)	% change
Passengers handled ('M)	13.31	12.35	+ 7.8
Meals produced ('M)	11.99	11.47	+ 4.6
Flights handled ('000)	41.82	36.85	+ 13.5
Cargo/mail processed ('000 tonnes)	723.05	713.90	+ 1.3

	2nd Quarter FY2005-06 (Jul-Sep 2005)	2nd Quarter FY2004-05 (Jul-Sep 2004)	% change
Passengers handled ('M)	6.82	6.34	+ 7.7
Meals produced ('M)	6.20	5.98	+ 3.7
Flights handled ('000)	21.03	18.72	+ 12.4
Cargo processed ('000 tonnes)	369.25	363.22	+ 1.7

INTERIM DIVIDEND

The Company declared an interim dividend of 4 cents per share, amounting to $33.4 million after tax, for the half year ended 30 September 2005. This will be payable on 25 November 2005. For the same period last year, an interim dividend of 3 cents per share was declared.

OUTLOOK

Business volume for the second half of the financial year is expected to show continued growth. Revenue, however, will continue to be affected by competitive pressure on rates.

Profit contribution from our overseas associated companies is expected to remain strong.

The Company will continue to focus on cost efficiencies, improving the quality of its services and product innovation to ensure it remains competitive in a more challenging environment.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 13 overseas investments covering 25 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS has been listed on the Singapore Exchange since May 2000.

Investor and Media Contacts:

Mah Tze Chiang
Investor Relations Manager SATS
Tel: (65) 6541-8150 (office hours)
Tel: (65) 9047-7400 (after office hours)
Fax: (65) 6541-8154
Email: tzechiang_mah@singaporeair.com.sg

Evangelina Wee
Gavin Anderson & Co
Tel: (65) 6339-9110 (office hours)
Tel: (65) 9185-5015 (after office hours)
Fax: (65) 6339-9578
Email: ewee@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	1st Half FY2005-06	1st Half FY2004-05#	2nd Qtr FY2005-06	2nd Qtr FY2004-05#
Financial Results ($ million)				
Operating revenue	474.4	484.0	238.7	246.1
Operating expenditure	(365.9)	(380.0)	(182.9)	(191.9)
Operating profit	108.5	104.0	55.8	54.2
Share of profits from associated companies	30.0	24.3	15.4	13.3
Profit before taxation and exceptional item	139.6	129.7	71.9	67.7
Exceptional item	-	(28.8)	-	(28.8)
Profit before taxation	139.6	100.9	71.9	38.9
Profit attributable to shareholders	106.8	78.4	55.8	29.6
Return on turnover (%)	22.6	16.2	23.5	12.1
Per Share Data				
Earnings after tax (cents) - basic R1	10.3	7.7	5.4	2.9
- diluted R2	10.3	7.7	5.4	2.9

Financial Position ($ million)	As at 30 Sep 2005	As at 31 Mar 2005#
Share capital	104.2	102.8
Distributable reserve		
Revenue reserve	971.5	912.4
Non-distributable reserves		
Foreign currency translation reserve	2.7	(1.1)
Share-based compensation reserve	9.3	7.5
Share premium	67.2	44.3
Statutory reserve	3.1	2.7
Equity attributable to shareholders	1,158.0	1,068.6
Total assets	1,667.7	1,600.8
Total debt	248.2	249.0
Total debt equity ratio (times) R3	0.21	0.23
Net asset value per share (cents) R4	111.1	104.0
Annualised return on average shareholders' funds (%) R5	19.2	14.6
Dividend		
Interim dividend declared (cents per share)	4.0	3.0

\# The comparative financials for 2nd Quarter and 1st Half FY2004-05 have been restated to take into account the retrospective adjustments relating to FRS102 – Share-based Payment, FRS 103 – Business Combinations, FRS 36 – Impairment of Assets and FRS 38 – Intangible Assets.

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by shareholders' funds.

R4 Net asset value per share is computed by dividing shareholders' funds by the number of ordinary shares in issue at 30 September or 31 March.

R5 Return on shareholders' fund is the profit attributable to shareholders expressed as a percentage of the average shareholders' funds.

SATS

UNAUDITED RESULTS FOR HALF YEAR AND SECOND QUARTER ENDED 30 SEPTEMBER 2005

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

PROFIT AND LOSS ACCOUNTS (in $ million)
for the second quarter and half year ended 30 September 2005

	THE GROUP			
	2nd Quarter		1st Half	
	2005-06	2004-05#	2005-06	2004-05#
REVENUE	238.7	246.1	474.4	484.0
EXPENDITURE				
Staff costs	(98.9)	(104.3)	(198.2)	(208.1)
Cost of raw materials	(20.0)	(22.7)	(39.0)	(44.0)
Licensing fees	(15.2)	(16.4)	(30.0)	(32.8)
Depreciation charges	(16.2)	(15.6)	(32.2)	(31.2)
Company accommodation and utilities	(14.4)	(14.0)	(29.4)	(28.0)
Other costs	(18.2)	(18.9)	(37.1)	(35.9)
	(182.9)	(191.9)	(365.9)	(380.0)
OPERATING PROFIT	55.8	54.2	108.5	104.0
Interest on borrowings	(1.6)	(0.7)	(3.2)	(0.8)
Interest income	1.9	0.6	3.5	1.5
Amortisation of deferred income	0.3	0.3	0.7	0.7
Gain on disposal of fixed assets	0.1	-	0.1	-
Share of profits of associated companies	15.4	13.3	30.0	24.3
PROFIT BEFORE EXCEPTIONAL ITEM	71.9	67.7	139.6	129.7
Exceptional items*	-	(28.8)	-	(28.8)
PROFIT BEFORE TAXATION	71.9	38.9	139.6	100.9
Taxation	(15.9)	(9.2)	(32.5)	(22.4)
PROFIT FOR THE PERIOD	56.0	29.7	107.1	78.5
Attributable to:				
Shareholders of the Company	55.8	29.6	106.8	78.4
Minority Interests	0.2	0.1	0.3	0.1
	56.0	29.7	107.1	78.5
Notes :				
(i) Profit after taxation is arrived at after crediting/(charging):				
Foreign exchange (loss)/gain, net	-	(0.1)	0.1	1.1
Provision for doubtful debts	(0.2)	-	(0.2)	-

* Cost of restructuring exercise

The comparative profit and loss account for second quarter 2004-05 have been restated to take into account the retrospective adjustments relating to FRS 102 – Share-based Payment. Please see paragraph 4 for details.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 30 September 2005 (in $ million)

	THE GROUP		THE COMPANY	
	30.09.2005	31.03.2005#	30.09.2005	31.03.2005#
Share capital				
Authorised	200.0	200.0	200.0	200.0
Issued and fully-paid	104.2	102.8	104.2	102.8
Distributable reserve				
Revenue reserve	971.5	912.4	557.9	589.6
Non-distributable reserves				
Foreign currency translation reserve	2.7	(1.1)	-	-
Share-based compensation reserve	9.3	7.5	9.3	7.5
Share premium	67.2	44.3	67.2	44.3
Statutory reserve	3.1	2.7	-	-
Equity attributable to shareholders	1,158.0	1,068.6	738.6	744.2
Minority interests	3.2	2.9	-	-
Total equity	1,161.2	1,071.5	738.6	744.2
Deferred taxation	74.7	76.4	40.2	40.4
Loan from immediate holding company	42.5	43.0	42.5	43.0
Notes Payable	200.0	200.0	200.0	200.0
Term loans	4.3	4.3	-	-
Deferred income	27.0	28.1	26.9	28.0
	1,509.7	1,423.3	1,048.2	1,055.6
Represented by:-				
Fixed assets				
Leasehold land and buildings	534.6	548.4	519.1	532.0
Progress payments	16.3	12.3	2.1	0.2
Others	158.5	174.5	1.5	2.0
	709.4	735.2	522.7	534.2
Subsidiary companies	-	-	43.3	43.3
Associated companies	344.7	332.2	270.6	272.4
Long-term investment	7.9	7.9	7.9	7.9
Goodwill on consolidation	1.4	1.4	-	-
Loan to third party	42.5	43.0	42.5	43.0
Current assets				
Trade debtors	61.2	53.8	1.6	1.1
Other debtors	8.1	16.5	4.4	12.7
Related companies	299.9	204.5	240.4	159.9
Associated companies	1.1	1.1	1.1	1.1
Stocks	13.3	10.9	0.2	0.3
Short-term non-equity investments	70.5	37.8	70.5	37.8
Bank fixed deposits	91.8	139.3	91.0	138.8
Cash and bank balances	15.9	17.2	9.4	9.1
	561.8	481.1	418.6	360.8
Less: **Current liabilities**				
Term loans	0.8	0.9	-	-
Bank overdraft - secured	0.6	0.8	-	-
Trade creditors	90.4	110.6	16.1	16.2
Other creditors	6.7	8.9	1.6	4.5
Related companies	-	-	224.6	170.6
Provision for taxation	59.5	56.3	15.1	14.7
	158.0	177.5	257.4	206.0
Net current assets	403.8	303.6	161.2	154.8
	1,509.7	1,423.3	1,048.2	1,055.6

The comparative balance sheets for 31 March 2005 have been restated to take into account the retrospective adjustments relating to FRS102 – Share-based Payment, FRS 103 – Business Combinations, FRS 36 – Impairment of Assets and FRS 38 – Intangible Assets. Please see paragraph 4 for details.

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 30.09.2005		As at 31.03.2005	
Secured *	Unsecured	Secured *	Unsecured
0.9	0.5	1.0	0.7

Amount repayable after one year

As at 30.09.2005		As at 31.03.2005	
Secured *	Unsecured	Secured *	Unsecured
2.9	243.9	2.7	244.6

Details of any collateral

* Secured by a first legal mortgage over the building located at 22 Senoko Way Singapore 758044, which is occupied by subsidiary, M/s Country Foods Pte Ltd.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

CONSOLIDATED CASH FLOW STATEMENT (in $ million)
for the second quarter and half year ended 30 September 2005

	THE GROUP			
	2nd Quarter		1st Half	
	2005-06	2004-05#	2005-06	2004-05#
Cash flows from operating activities				
Profit before taxation	71.9	38.9	139.6	100.9
Adjustments for:				
Interest income	(1.9)	(0.6)	(3.5)	(1.5)
Interest on borrowings	1.6	0.7	3.2	0.8
Depreciation of fixed assets	16.2	15.6	32.2	31.2
Effects of exchange rate changes	-	0.5	(0.1)	(0.3)
Gain on disposal of fixed assets	(0.1)	-	(0.1)	-
Share of profits of associated companies	(15.4)	(13.3)	(30.0)	(24.3)
Share-based payment expense	1.8	1.8	3.6	2.3
Amortisation of deferred income	(0.3)	(0.3)	(0.7)	(0.7)
Operating profit before working capital changes	73.8	43.3	144.2	108.4
Decrease/(increase) in debtors	4.4	2.0	3.8	(7.9)
Increase in stocks	(1.2)	(0.4)	(2.3)	(1.7)
Decrease in amounts owing by related companies	8.2	10.3	3.5	4.7
(Decrease)/increase in creditors	(36.4)	18.7	(21.2)	38.3
Decrease in amounts due from associated companies	-	0.3	0.1	0.3
Cash generated from operations	48.8	74.2	128.1	142.1
Interest paid to third parties	(3.1)	(0.2)	(3.2)	(0.2)
Tax paid	(16.7)	(13.5)	(23.8)	(20.7)
Net cash provided by operating activities	29.0	60.5	101.1	121.2
Cash flows from investing activities				
Purchase of fixed assets	(5.2)	(3.2)	(7.6)	(7.9)
Return of capital from associated company	3.3	-	3.3	-
Investments in associated companies	-	(73.2)	(1.5)	(175.1)
Repayment of loan from associated company	-	0.1	-	0.1
Dividends from associated companies	5.9	1.6	11.8	8.3
Proceeds from disposal of fixed assets	0.1	-	0.1	0.2
Interest received from deposits	1.6	1.1	3.0	1.8
(Increase)/decrease in short-term non-equity investments	(6.8)	1.5	(32.7)	54.6
Net cash used in investing activities	(1.1)	(72.1)	(23.6)	(118.0)
Cash flows from financing activities				
Proceeds of notes issued during the year	-	200.0	-	200.0
Proceeds from/(repayment of) term loan	0.2	(0.3)	(0.1)	2.0
Proceeds from exercise of share options	20.7	25.6	22.6	31.8
Dividends paid	(49.7)	(342.6)	(49.7)	(342.6)
Deferred income	-	0.1	-	0.1
Bank charges on sale and lease back arrangement	(0.4)	(0.5)	(0.4)	(0.5)
Net cash used in financing activities	(29.2)	(117.7)	(27.6)	(109.2)
Net (decrease)/increase in cash and cash equivalents	(1.3)	(129.3)	49.9	(106.0)
Effects of exchange rate changes	-	(0.5)	0.1	0.3
Cash and cash equivalents at beginning of the period	325.7	327.7	274.4	303.6
Cash and cash equivalents at end of the period	324.4	197.9	324.4	197.9

The comparative cash flow statement for second quarter 2004-05 have been restated to take into account the retrospective adjustments relating to FRS102 – Share-based Payment. Please see paragraph 4 for details.

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY (in $ million)
for the second quarter ended 30 September 2005

	Attributable to Shareholders of the Company								
	Share Capital	Share Premium	Revenue Reserve	Share-based Compensation Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP									
Balance at 30 June 2005	102.9	46.0	965.8	9.3	2.7	3.0	1,129.7	3.0	1,132.7
Share-based payment	-	-	-	1.8	-	-	1.8	-	1.8
Share options exercised	1.3	21.2	-	(1.8)	-	-	20.7	-	20.7
Transfer to statutory reserve	-	-	(0.4)	-	0.4	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(0.3)	(0.3)	-	(0.3)
Net gain/(loss) not recognised in the profit and loss accounts	-	-	(0.4)	-	0.4	(0.3)	(0.3)	-	(0.3)
Profit for the period July-September 2005	-	-	55.8	-	-	-	55.8	0.2	56.0
Dividends, net	-	-	(49.7)	-	-	-	(49.7)	-	(49.7)
Balance at 30 September 2005	104.2	67.2	971.5	9.3	3.1	2.7	1,158.0	3.2	1,161.2
Balance at 30 June 2004	100.9	14.6	1,160.3	2.1	2.5	4.2	1,284.6	2.5	1,287.1
Share-based payment	-	-	-	1.8	-	-	1.8	-	1.8
Share options exercised	1.5	24.1	-	-	-	-	25.6	-	25.6
Transfer to statutory reserve	-	-	(0.1)	-	0.1	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(3.2)	(3.2)	-	(3.2)
Net gain/(loss) not recognised in the profit and loss accounts	-	-	(0.1)	-	0.1	(3.2)	(3.2)	-	(3.2)
Profit for the period July-September 2004	-	-	29.6	-	-	-	29.6	0.1	29.7
Dividends, net	-	-	(342.6)	-	-	-	(342.6)	-	(342.6)
Balance at 30 September 2004	102.4	38.7	847.2	3.9	2.6	1.0	995.8	2.6	998.4

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (in $ million) (Cont'd)
for the second quarter ended 30 September 2005

	Share Capital	Share Premium	Revenue Reserve	Share-based Compensation Reserve	Total Equity
THE COMPANY					
Balance at 30 June 2005	102.9	46.0	598.6	9.3	756.8
Share-based payment	-	-	1.8	-	1.8
Share options exercised	1.3	21.2	(1.8)	-	20.7
Profit for the period July-September 2005	-	-	9.0	-	9.0
Dividends, net	-	-	(49.7)	-	(49.7)
Balance at 30 September 2005	104.2	67.2	557.9	9.3	738.6
Balance at 30 June 2004	100.9	14.6	701.6	2.1	819.2
Share-based payment	-	-	-	1.8	1.8
Share options exercised	1.5	24.1	-	-	25.6
Profit for the period July-September 2004	-	-	88.4	-	88.4
Dividends, net	-	-	(342.6)	-	(342.6)
Balance at 30 September 2004	102.4	38.7	447.4	3.9	592.4

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) The issued and paid-up capital of the Company increased from S$102,891,823 as at 30 June 2005 to S$104,256,668 as at 30 September 2005. The increase was due to new ordinary shares of S$0.10 each of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

(ii) On 1 July 2005, options were granted under the Plan to eligible employees to subscribe for 16,425,100 Shares, out of which options in respect of 15,865,800 Shares were accepted by the employees. The exercise periods of the said options commence on 1 July 2006 for Senior Executives (as defined under the Plan) and 1 July 2007 for other employees, and expire on 30 June 2015. The exercise price of the Shares under the said options is S$2.27 per Share.

(iii) As at 30 September 2005, options to subscribe for a total of 63,608,800 Shares were outstanding under the Plan. As at 30 September 2004, options to subscribe for a total of 66,802,300 Shares were outstanding under the Plan.

(iv) The movement of options to subscribe for Shares granted under the Plan during the period July to September 2005 is as follows:

Date of Grant	Balance at 01.07.2005/ Date of Grant	Lapsed	Exercised	Not Accepted	Balance at 30.09.2005	Exercise price	Expiry date
28.3.2000	17,239,300	57,200	85,000	-	17,097,100	S$2.20	27.3.2010
3.7.2000	7,138,150	28,600	1,822,400	-	5,287,150	S$1.80	2.7.2010
2.7.2001	2,265,050	-	706,900	-	1,558,150	S$1.24	1.7.2011
1.7.2002	5,107,650	2,600	1,493,600	-	3,611,450	S$1.60	30.6.2012
1.7.2003	13,646,200	7,800	9,532,800	-	4,105,600	S$1.47	30.6.2013
1.7.2004	16,153,700	28,600	7,750	-	16,117,350	S$2.09	30.6.2014
1.7.2005	16,425,100	33,800	-	559,300	15,832,000	S$2.27	30.6.2015
	77,975,150	158,600	13,648,450	559,300	63,608,800		

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current reporting period compared with the audited financial statements as at 31 March 2005 except for the adoption of all the new and revised Financial Reporting Standards (FRS) that became effective for the Group for the financial year beginning 1 April 2005.

The adoption of these new and revised FRSs did not have any significant financial impact to the Group except as discussed below:

FRS 39 : Financial Instruments: Recognition and Measurement

FRS 39 sets out the new requirement for the recognition, derecognition and measurement of the Group's financial instruments. The adoption of FRS 39 has resulted in the Group recognizing available-for-sale investments and all derivative financial instruments as assets or liabilities at fair value.

In accordance with the transitional provisions of FRS 39, the comparative financial statements for FY2004-05 are not restated. Instead, the changes have been accounted for by restating the following opening balances in the balance sheet as at 1 April 2005.

	Increased by $ million
Revenue reserve	2.4
Deferred tax	0.5
Trade debtors	2.9

FRS 102: Share-based Payment

FRS 102 requires the Group to recognize an expense in the profit and loss account with a corresponding increase in equity for share options granted after 22 November 2002 and not vested by 1 April 2005. The total amount to be recognized as an expense in the profit and loss account is determined by reference to the fair value of the share options at the date of the grant and the number of share options to be vested by vesting date. At every balance sheet date, the Group revises its estimates of the number of share options that are expected to vest by the vesting date. Any revision of this estimate is included in the profit and loss account and a corresponding adjustment to equity over the remaining vesting period.

The application of FRS 102 is retrospective and accordingly, the comparative financial statements are restated and the financial impact on the Group is as follows:

	Increased/(Decreased) by $ million
Profit for the period April-September 2004	(2.3)
Profit for the period April-September 2005	(3.6)
Revenue reserve as at 31 March 2004	(1.6)
Revenue reserve as at 31 March 2005	(7.5)
Share-based compensation reserve as at 31 March 2004	1.6
Share-based compensation reserve as at 31 March 2005	7.5

	Decreased by Cents
Basic earnings per share for 1st Half FY2004-05	(0.3)
Basic earnings per share for 1st Half FY2005-06	(0.3)
Diluted earnings per share for 1st Half FY2004-05	(0.2)
Diluted earnings per share for 1st Half FY2005-06	(0.3)

FRS 103: Business Combination; FRS 36: Impairment of Assets; and FRS 38: Intangible Assets

The new accounting standard FRS 103: Business Combinations has resulted in consequential amendments to two other accounting standards, FRS 36: Impairment of Assets and FRS 38: Intangible Assets.

Under FRS 103, goodwill acquired in a business combination is no longer subject to amortization to the profit and loss account. Instead, it is subject to impairment review annually or whenever there is an indication that the goodwill is impaired as required by the revised FRS 36. Any impairment loss is charged to the profit and loss account and subsequent reversal is not allowed.

The Group adopted FRS 103 with effect from 1 April 2005, including the provisions related to the limited retrospective application of this standard. Accordingly, the revenue reserve as at 31 March 2005 has been restated to reflect an increase of $0.5 million.

Previously, goodwill was amortised using the straight-line method over a period of between ten and twenty years. No goodwill amortisation was recorded for the first half of FY2005-06 (first half of FY2004-05: $2.2 million). The intangible amortisation recorded in the first half of FY2005-06 was $3.8 million.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Please refer to paragraph 4.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	2nd Quarter		1st Half	
	2005-06	2004-05#	2005-06	2004-05#
EPS based on net profit attributable to shareholders (cents):				
(i) Basic *	5.4	2.9	10.3	7.7
(ii) Diluted **	5.4	2.9	10.3	7.7

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

\# Restated

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 30.09.2005	As at 31.03.2005#	As at 30.09.2005	As at 31.03.2005#
Net asset value per ordinary share (cents)	111.1	104.0	70.9	72.4

\# Restated

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) Financial highlights for 6 months ended 30 September 2005

Operating Profit and Net Profit

The Group's operating profit for the first 6 months of FY2005-06 was $108.5 million, an increase of $4.5 million or 4.3% compared to $104.0 million in the same period last year. The Group's profit attributable to shareholders increased 36.2% to $106.8 million because an exceptional item of $28.8 million was incurred in September 2004 as a one-time cost of a restructuring exercise. Without the one-time restructuring cost, the increase in Group's profit attributable to shareholders would have been $5.4 million or 5.3%.

Balance Sheet

Total equity for the Group increased from $1,071.5 million as at 31 March 2005 to $1,161.2 million as at 30 September 2005. The increase was mainly from the $107.1 million profits and $24.3 million share options exercised for the first half year. The increase was partially offset by a dividend payment of $49.7 million on 3 August 2005.

Cash Flow

The Group has a cash balance of $324.4 million as at 30 September 2005, an increase of $126.5 million compared to a year ago from profits made during the period and proceeds from the share options.

8(a)(ii) Detailed financial analysis for 6 months ended 30 September 2005

Operating Revenue

The segmental revenue and its composition are summarised below:

	1st Half				
	2005-06		2004-05		
	$Million	%	$Million	%	% Change
Inflight catering	201.1	42.4	211.4	43.7	- 4.9
Ground handling	218.6	46.1	214.7	44.4	+ 1.8
Security Services	33.3	7.0	37.6	7.7	- 11.4
Others #	21.4	4.5	20.3	4.2	+ 5.4
Total	474.4	100.0	484.0	100.0	- 2.0

Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for the 6 months period in the current financial year was $474.4 million, a decrease of 2.0% compared to $484.0 million in the same period last year because of pressure on rates in the current competitive environment.

Revenue from inflight catering decreased 4.9% from $211.4 million to $201.1 million for the 6 months ended 30 September 2005 because of the loss of Emirates Airlines from February 2005 and pressure on rates.

Revenue from ground handling, however, increased 1.8% from $214.7 million to $218.6 million due primarily to increased number of flights and passengers handled but moderated by the rate pressures.

Revenue from aviation security services decreased 11.4% from $37.6 million to $33.3 million because of the cessation of anti-sabotage check services and pre-board screening contract.

Revenue from other services increased 5.4% from $20.3 million to $21.4 million.

Operating Expenditure

Total operating expenditure for the Group decreased $14.1 million or 3.7% to $365.9 million for the 6 months in FY2005-06 compared to $380.0 million in the same period last year mainly because of lower staff costs.

Staff costs decreased $9.9 million or 4.8% to $198.2 million in the first 6 months of FY2005-06 compared to $208.1 million in same period last year. The lower staff costs was mainly due to recurring savings achieved from the restructuring exercise.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies increased 23.5% from $24.3 million to $30.0 million for the 6 months ended 30 September 2005. This represents 21.5% of the Group's profit before tax and exceptional item, a 2.8 percentage point improvement over the same period last year.

8(b)(i) <u>Financial highlights for second quarter ended 30 September 2005</u>

Operating Profit and Net Profit

The Group's operating profit for the second quarter in FY2005-06 was $55.8 million, an increase of $1.6 million or 3.0% compared to $54.2 million in the same period last year.

The Group's profit attributable to the shareholders increased 88.5% to $55.8 million, mainly because of the $28.8 million restructuring cost incurred in the second quarter of FY2004-05. Without the restructuring cost, the increase in the Group's profit attributable to shareholders would have been $3.2 million or 6.1%.

8(b)(ii) <u>Detailed financial analysis for second quarter ended 30 September 2005</u>

Operating Revenue

The segmental revenue and its composition are summarised below:

	2nd Quarter				
	2005-06		2004-05		
	$Million	%	$Million	%	% Change
Inflight catering	101.6	42.6	108.7	44.2	- 6.5
Ground handling	110.4	46.2	108.2	44.0	+ 2.0
Security Services	15.9	6.7	18.5	7.5	- 13.9
Others #	10.8	4.5	10.7	4.3	+ 0.9
Total	238.7	100.0	246.1	100.0	- 3.0

Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for the quarter under review was $238.7 million, a decrease of 3.0% compared to $246.1 million in the same quarter last year because of continued pressure on rates in a more competitive environment.

Operating Expenditure

Total operating expenditure for the Group decreased $9.0 million or 4.7% to $182.9 million for the period July to September 2005 mainly because of lower staff costs.

Staff costs fell by $5.4 million or 5.2% against last year to $98.9 million, mainly due to recurring savings achieved from the restructuring exercise last year.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2005-06

Business volume for the second half of the financial year is expected to show continued growth. Revenue, however, will continue to be affected by competitive pressure on rates.

Profit contribution from our overseas associated companies is expected to remain strong.

The Company will continue to focus on cost efficiencies, improving the quality of its services and product innovation to ensure it remains competitive in a more challenging environment.

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of dividend	Interim
Dividend type	Cash
Dividend amount per share	4 cents per ordinary share less tax
Dividend rate	40 %
Par value of shares	10 cents
Tax rate	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	Interim
Dividend type	Cash
Dividend amount per share	3 cents per ordinary share less tax
Dividend rate	30%
Par value of shares	10 cents
Tax rate	20%

(c) Date Payable

The interim dividend will be payable on 25 November 2005.

(d) Books Closure Date

Notice is hereby given that, the Transfer Books and the Register of Members of the Company will be closed on 17 November 2005 for the preparation of dividend warrants. Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 pm on 16 November 2005 will be registered to determine shareholders' entitlements to the proposed interim dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 16 November 2005 will be entitled to the proposed interim dividend.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the second quarter ended 30 September 2005 and the second quarter of the immediately preceding financial year FY2004-05 are listed below:

	Aggregate value of all interested person transactions entered into during the financial periods below (excluding transactions of value less than S$100,000 and transactions conducted under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual)		**Aggregate value of all interested person transactions entered into during the financial periods below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)**	
	2nd Quarter		**2nd Quarter**	
	2005-06	**2004-05**	**2005-06**	**2004-05**
	$'000	$'000	$'000	$'000
Name of Interested Person				
Singapore Airlines Limited	-	-	-	16,200
SES Systems Pte Ltd	-	-	-	891
SilkAir (Singapore) Pte Ltd	-	-	143	-
Total	-	-	143	17,091

BY ORDER OF THE BOARD
Annabelle Yip Wai Ping
Company Secretary
27 October 2005
Singapore

Singapore Company Registration No: 197201770G



New Listings
Annual Report/Fin. Report
Company's All-In-One Info
Research Reports
AGM Schedules
Prospectus/Circulars
Announcements
Stock/Indices List
ISIN Code Download
Corporate Info
Corporate Action
Warrants
Tax Incentive Schemes
Market Cap
Sharebuyback Form





Home » Listed Companies » Announcements

Announcements

Announcements from 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Listed Companies' Announcements by Company Name :

A B C D E F G H I J K L M N O P Q R S T U V W X Y Z 0-9

Announcements before 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Printer-Friendly Version

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer * SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SGX. *Tomorrow's Market, Today*

I want to go to ....

Date & Time of Broadcast	27-Oct-2005 11:41:14
Announcement No.	00013

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SATS Expands Presence In China
Description	SATS expands its presence in China through its interest in Tianjin Airport Cargo Services Co Ltd (TACS). TACS is a new joint venture between SATS' associated company, Beijing Aviation Ground Services Co Ltd (BGS), Tianjin Binhai International Airport Co Ltd (TBIA) and Tianjin Wan Shi Long International Logistics Co Ltd (WSL).
Attachments:	PressRelease-TACS-271005.pdf Total size = **73K** (2048K size limit recommended)

Previous Announcement **Next Announcement**

SATS

SATS EXPANDS ITS PRESENCE IN CHINA

Singapore, 27 October 2005 - Singapore Airport Terminal Services Limited (SATS) expands its presence in China through its interest in Tianjin Airport Cargo Services Co Ltd (TACS).

TACS is a new joint venture between SATS' associated company, Beijing Aviation Ground Services Co Ltd (BGS), Tianjin Binhai International Airport Co Ltd (TBIA) and Tianjin Wan Shi Long International Logistics Co Ltd (WSL). BGS will be the largest shareholder in TACS holding a 46% stake, with TBIA and WSL holding remaining 44% and 10% stakes respectively. Through BGS, in which SATS owns a 40% stake, SATS' effective interest in TACS will be 18.4%.

In a ceremony held today, Mr Lee Hsien Loong, the Prime Minister of Singapore, Mr Zhang Lichang, Tianjin Party Secretary, and Mr Dai Xianglong, the Mayor of Tianjin, witnessed the unveiling of a commemorative plaque to mark the beginning of the joint venture.

The initial investment of BGS, TBIA and WSL in TACS will be CNY50 million (approximately SGD10.4 million) in total.

TACS will provide cargo handling, aircraft ramp services, cargo agency services and other air transport-related services at Tianjin Airport. BGS, which presently has cargo and ground handling operations at Beijing Capital International Airport, will participate in the management and operations of TACS, provide TACS with training support, and assist TACS to plan and develop a cargo terminal and related cargo handling facilities at Tianjin Airport.

SATS already has an interest in inflight catering operations at Tianjin Airport, through its associated company Beijing Airport Inflight Kitchen Limited (BAIK), which established an inflight catering joint venture, Tianjin Airport Kitchen Ltd (TAK), with TBIA in September 2004.

"This latest venture underscores SATS' growth strategy to establish ourselves as the leading airport service provider in Asia Pacific. We want to leverage on the dynamic growth in the regional aviation market through more strategic investments and joint ventures, both on our own as well as through our associated companies" said Mr Ng Chin Hwee, President & CEO of SATS.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 Airport Boulevard, Singapore 819659
P.O. Box 3 Singapore Changi Airport, Singapore 918141
Internet: *www.sats.com.sg*
Company Registration No: 197201770G

SATS

"Tianjin is one of the key air cargo hubs in northern China and is expected to benefit strongly from the strong economic growth in the region. We are delighted to be able to participate in and contribute to the growth and development of the cargo market in Tianjin. With TACS, we now have interests in 16 overseas ventures in 24 airports covering high growth countries such as China, India, Indonesia and Vietnam. We envisage further growth through our existing overseas investments and the establishment of new joint ventures," added Mr Ng.

About Tianjin Airport

Tianjin Airport is designated by the Civil Aviation Administration of China as the key air cargo hub for north China. With a cargo throughput of 71,000 tons in 2004, it is ranked as the 15th busiest cargo airport in China. Tianjin Airport had a compounded annual growth rate of 23% in the past 4 years.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 25 airports (including Singapore) in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS, a subsidiary of Singapore Airlines (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg

For further information, please contact:

Mah Tze Chiang
Singapore Airport Terminal Services Limited (SATS)
Tel: (65) 6541 8150
Fax: (65) 6541 8154
Mobile: (65) 9047 7400
Email: tzechiang_mah@singaporeair.com.sg

Or

Ang Shih-Huei
Gavin Anderson & Company
Main: (65) 6339 9110
Direct: (65) 6424 6953
Fax: (65) 6339 9578
Mobile: (65) 9189 1039
Email: sang@gavinanderson.com.sg



- New Listings
- Annual Report/Fin. Report
- Company's All-In-One Info
- Research Reports
- AGM Schedules
- Prospectus/Circulars
- Announcements
- Stock/Indices List
- ISIN Code Download
- Corporate Info
- Corporate Action
- Warrants
- Tax Incentive Schemes
- Market Cap
- Sharebuyback Form





Home » Listed Companies » Announcements

Announcements

Announcements from 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Listed Companies' Announcements by Company Name :

A B C D E F G H I J K L M N O P Q R S T U V W X Y Z 0-9

Announcements before 1 November 2004		
View Results By		
By Date (Recent Announcements)	By Company Name	By Category

Printer-Friendly Version

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G

SGX. *Tomorrow's Market, Today*

I want to go to ....

Date & Time of Broadcast	17-Oct-2005 18:36:21
Announcement No.	00080

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for September 2005
Description	
Attachments:	SATS-OperatingData-Sep2005.pdf Total size = **51K** (2048K size limit recommended)

Previous Announcement **Next Announcement**

SATS

This is the SATS operating data for September 2005 and 2nd Quarter FY2005-06:

	September 2005	September 2004	% change
Unit Services Handled ('000)	6.76	6.44	+ 5.0
Flights Handled ('000)	6.81	6.19	+ 10.1
Cargo/Mail Processed ('000 tonnes)	124.78	125.16	- 0.3
Passengers Handled ('M)	2.19	2.02	+ 8.5
Unit Meals Produced ('M)	1.58	1.51	+ 4.4
Gross Meals Produced ('M)	1.99	1.92	+ 3.5

	2Q FY2005-06	2Q FY2004-05	% change
Unit Services Handled ('000)	20.87	19.58	+ 6.6
Flights Handled ('000)	21.03	18.72	+ 12.4
Cargo/Mail Processed ('000 tonnes)	369.25	363.22	+ 1.7
Passengers Handled ('M)	6.82	6.34	+ 7.7
Unit Meals Produced ('M)	4.89	4.67	+ 4.8
Gross Meals Produced ('M)	6.20	5.98	+ 3.7

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indices, except for cargo/mail processed, showed growth in September 2005 compared with the corresponding month a year ago. The rapid growth of low cost carriers (LCCs) has contributed significantly to the growth in flight and passenger volumes.

Operating indices for 2nd Quarter FY2005-06 improved year on year. They also showed increases compared to the 1st Quarter of FY2005-06 (i.e. improvement of 1.2% for flights handled, 4.4% for cargo/mail processed, 5.2% for passengers handled and 6.9% for gross meals produced).

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418153
Fax: 65-65418154

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
05 JAN 2006	Lodgment of Return of Allotment of Share – 4,350 shares
05 JAN 2006	Lodgment of Return of Allotment of Share – 31,200 shares
05 JAN 2006	Lodgment of Return of Allotment of Share – 23,800 shares
05 JAN 2006	Lodgment of Return of Allotment of Share – 9,100 shares
05 JAN 2006	Lodgment of Return of Allotment of Share – 21,400 shares
05 JAN 2006	Lodgment of Return of Allotment of Share – 2,600 shares
04 JAN 2006	Lodgment of Return of Allotment of Share – 2,600 shares
04 JAN 2006	Lodgment of Return of Allotment of Share – 6,300 shares
04 JAN 2006	Lodgment of Return of Allotment of Share – 3,150 shares
04 JAN 2006	Lodgment of Return of Allotment of Share – 2,600 shares
04 JAN 2006	Lodgment of Return of Allotment of Share – 7,800 shares
04 JAN 2006	Lodgment of Return of Allotment of Share – 2,600 shares
04 JAN 2006	Lodgment of Return of Allotment of Share – 2,600 shares
04 JAN 2006	Lodgment of Return of Allotment of Share – 10,400 shares
16 DEC 2005	Lodgment of Return of Allotment of Share – 15,600 shares
16 DEC 2005	Lodgment of Return of Allotment of Share – 5,200 shares
14 DEC 2005	Lodgment of Return of Allotment of Share – 10,400 shares
14 DEC 2005	Lodgment of Return of Allotment of Share – 10,400 shares
14 DEC 2005	Lodgment of Return of Allotment of Share – 7,800 shares
13 DEC 2005	Lodgment of Return of Allotment of Share – 15,600 shares

09 DEC 2005	Lodgment of Return of Allotment of Share –	14,300 shares
09 DEC 2005	Lodgment of Return of Allotment of Share –	2,600 shares
09 DEC 2005	Lodgment of Return of Allotment of Share –	1,300 shares
09 DEC 2005	Lodgment of Return of Allotment of Share –	13,000 shares
06 DEC 2005	Lodgment of Return of Allotment of Share –	5,200 shares
06 DEC 2005	Lodgment of Return of Allotment of Share –	2,600 shares
06 DEC 2005	Lodgment of Return of Allotment of Share –	7,400 shares
05 DEC 2005	Lodgment of Return of Allotment of Share –	20,800 shares
05 DEC 2005	Lodgment of Return of Allotment of Share –	5,200 shares
05 DEC 2005	Lodgment of Return of Allotment of Share –	13,000 shares
05 DEC 2005	Lodgment of Return of Allotment of Share –	23,400 shares
02 DEC 2005	Lodgment of Return of Allotment of Share –	10,400 shares
02 DEC 2005	Lodgment of Return of Allotment of Share –	2,600 shares
02 DEC 2005	Lodgment of Return of Allotment of Share –	3,000 shares

(6)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001554235A

Date/Time : 05/01/2006 11:26

Transaction No : C060005825

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4350		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.99		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 4350

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104364022.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104364022.50**	**0.00**	**0.00**

3631 (5)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001554206A

Date/Time : 05/01/2006 11:21

Transaction No : C060005801

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 31200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104363587.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104363587.50**	**0.00**	**0.00**

3631 (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001554173A		Date/Time : 05/01/2006 11:16
Transaction No	: C060005772		
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the Allotment** | **Summary of Capital**

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 23800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/12/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104360467.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104360467.50**	**0.00**	**0.00**

363 (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001554137A

Date/Time : 05/01/2006 11:09

Transaction No : C060005731

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9100		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : * 198003912M   Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 9100

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104358087.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104358087.50**	**0.00**	**0.00**

(363) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001554121A
Transaction No	: C060005705
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 05/01/2006 11:04

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 540.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 21400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104357177.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104357177.50**	**0.00**	**0.00**

(363) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001554078A

Date/Time : 05/01/2006 10:50

Transaction No : C060005648

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 550.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	2.10		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 23/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104355037.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104355037.50**	**0.00**	**0.00**

(362) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001551890A

Date/Time : 04/01/2006 11:00

Transaction No : C060003194

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104354777.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104354777.50**	**0.00**	**0.00**

(362) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 04/01/2006 10:56

Receipt No	: ACR0000001551865A
Transaction No	: C060003171
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 6300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104354517.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104354517.50**	**0.00**	**0.00**

(362)(2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 04/01/2006 10:52

Receipt No	: ACR0000001551845A
Transaction No	: C060003150
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3150		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3150

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104353887.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104353887.50**	**0.00**	**0.00**

(362) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001551828A

Date/Time : 04/01/2006 10:47

Transaction No : C060003134

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 21/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104353572.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104353572.50**	**0.00**	**0.00**

(4) (361)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001551684A

Date/Time : 04/01/2006 10:04

Transaction No : C060002944

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | **Summary of Capital**

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104353312.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104353312.50**	**0.00**	**0.00**

(361) 3

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001551664A

Date/Time : 04/01/2006 09:56

Transaction No : C060002914

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- S1852301I / HONG HAI @ HUANG HAI
- S2163476Z / CHENG WAI WING EDMUND
- S2533854E / KHAW KHENG JOO
- S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104352532.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104352532.50**	**0.00**	**0.00**

(361) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001551653A
Transaction No	: C060002900
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 04/01/2006 09:51

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104352272.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104352272.50**	**0.00**	**0.00**

(361) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001551627A

Date/Time : 04/01/2006 09:44

Transaction No : C060002875

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual
◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 16/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104352012.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104352012.50**	**0.00**	**0.00**

(360) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001529860A

Date/Time : 16/12/2005 15:21

Transaction No : C050596425

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 140.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 15600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/12/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104350972.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104350972.50**	**0.00**	**0.00**

(360) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001529846A

Date/Time : 16/12/2005 15:16

Transaction No : C050596406

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 150.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 15/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104349412.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104349412.50**	**0.00**	**0.00**

(259)(3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001526004A

Date/Time : 14/12/2005 12:25

Transaction No : C050592114

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 160.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	10400
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	13/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104348892.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104348892.50**	**0.00**	**0.00**

(359) ②

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001525876A
Transaction No	: C050591999
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 14/12/2005 11:47

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 170.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104347852.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104347852.50**	**0.00**	**0.00**

(359) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 14/12/2005 11:42

Receipt No	: ACR0000001525845A
Transaction No	: C050591967
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/12/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104346812.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104346812.50**	**0.00**	**0.00**

(358)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 13/12/2005 10:36

Receipt No	: ACR0000001523761A
Transaction No	: C050589668
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 15600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104346032.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104346032.50**	**0.00**	**0.00**

(357) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001520178A

Date/Time : 09/12/2005 09:35

Transaction No : C050585622

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	14300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 14300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104344472.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104344472.50**	**0.00**	**0.00**

3571 3

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001520166A

Date/Time : 09/12/2005 09:29

Transaction No : C050585611

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104343042.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104343042.50**	**0.00**	**0.00**

(3571) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001520157A	Date/Time : 09/12/2005 09:24
Transaction No	: C050585601	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 1300

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104342782.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104342782.50**	**0.00**	**0.00**

1357 (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001520145A

Date/Time : 09/12/2005 09:14

Transaction No : C050585592

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104342652.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104342652.50**	**0.00**	**0.00**

(3561) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001515740A

Date/Time : 06/12/2005 14:44

Transaction No : C050580683

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104341352.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104341352.50**	**0.00**	**0.00**

(356) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001515724A

Transaction No : C050580665

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 06/12/2005 14:40

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104340832.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104340832.50**	**0.00**	**0.00**

(356) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001515708A

Date/Time : 06/12/2005 14:34

Transaction No : C050580639

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/12/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104340572.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104340572.50**	**0.00**	**0.00**

355 4

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001513416A

Date/Time : 05/12/2005 10:22

Transaction No : C050578259

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 20800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104339832.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104339832.50**	**0.00**	**0.00**

(355) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001513402A	Date/Time : 05/12/2005 10:17
Transaction No	: C050578245	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104337752.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104337752.50**	**0.00**	**0.00**

(355) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001513394A   Date/Time : 05/12/2005 10:13
Transaction No : C050578230
Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/11/2005 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | **Summary of Capital**

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104337232.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104337232.50**	**0.00**	**0.00**

(355) ①

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001513381A

Date/Time : 05/12/2005 10:06

Transaction No : C050578219

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 23400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | **List of Shareholders after Allotment** | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104335932.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104335932.50**	**0.00**	**0.00**

(358) (3)

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001511454A

Date/Time : 02/12/2005 09:55

Transaction No : C050576071

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104333592.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104333592.50**	**0.00**	**0.00**

(358) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001511429A

Date/Time : 02/12/2005 09:47

Transaction No : C050576048

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104332552.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104332552.50**	**0.00**	**0.00**

(358) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001511413A

Date/Time : 02/12/2005 09:43

Transaction No : C050576035

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104332292.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104332292.50**	**0.00**	**0.00**

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
29 NOV 2005	Lodgment of Return of Allotment of Share – 16,800 shares
29 NOV 2005	Lodgment of Return of Allotment of Share – 8,000 shares
29 NOV 2005	Lodgment of Return of Allotment of Share – 200 shares
29 NOV 2005	Lodgment of Return of Allotment of Share – 11,000 shares
28 NOV 2005	Lodgment of Return of Allotment of Share – 16,900 shares
28 NOV 2005	Lodgment of Return of Allotment of Share – 5,200 shares
28 NOV 2005	Lodgment of Return of Allotment of Share – 2,600 shares
28 NOV 2005	Lodgment of Return of Allotment of Share – 10,400 shares
23 NOV 2005	Lodgment of Return of Allotment of Share – 30,400 shares
23 NOV 2005	Lodgment of Return of Allotment of Share – 13,600 shares
23 NOV 2005	Lodgment of Return of Allotment of Share – 18,200 shares
23 NOV 2005	Lodgment of Return of Allotment of Share – 13,000 shares
10 NOV 2005	Lodgment of Return of Allotment of Share – 7,800 shares
10 NOV 2005	Lodgment of Return of Allotment of Share – 2,600 shares
10 NOV 2005	Lodgment of Return of Allotment of Share – 2,600 shares
09 NOV 2005	Lodgment of Return of Allotment of Share – 2,600 shares
09 NOV 2005	Lodgment of Return of Allotment of Share – 2,600 shares
07 NOV 2005	Lodgment of Return of Allotment of Share – 16,200 shares
07 NOV 2005	Lodgment of Return of Allotment of Share – 10,400 shares
07 NOV 2005	Lodgment of Return of Allotment of Share – 5,200 shares
07 NOV 2005	Lodgment of Return of Allotment of Share – 13,000 shares

02 NOV 2005	Lodgment of Return of Allotment of Share – 7,800 shares
26 OCT 2005	Lodgment of Return of Allotment of Share – 3,200 shares
26 OCT 2005	Lodgment of Return of Allotment of Share – 7,400 shares
26 OCT 2005	Lodgment of Return of Allotment of Share – 4,800 shares
24 OCT 2005	Lodgment of Return of Allotment of Share – 2,600 shares
21 OCT 2005	Lodgment of Return of Allotment of Share – 33,800 shares
21 OCT 2005	Lodgment of Return of Allotment of Share – 5,200 shares
21 OCT 2005	Lodgment of Return of Allotment of Share – 2,600 shares
21 OCT 2005	Lodgment of Return of Allotment of Share – 2,600 shares
17 OCT 2005	Lodgment of Return of Allotment of Share – 46,800 shares
17 OCT 2005	Lodgment of Return of Allotment of Share – 15,600 shares
17 OCT 2005	Lodgment of Return of Allotment of Share – 7,800 shares
17 OCT 2005	Lodgment of Return of Allotment of Share – 20,800 shares
17 OCT 2005	Lodgment of Return of Allotment of Share – 20,800 shares
17 OCT 2005	Lodgment of Return of Allotment of Share – 7,800 shares
17 OCT 2005	Lodgment of Return of Allotment of Share – 7,800 shares
17 OCT 2005	Lodgment of Return of Allotment of Share – 5,200 shares
14 OCT 2005	Lodgment of Return of Allotment of Share – 62,400 shares
14 OCT 2005	Lodgment of Return of Allotment of Share – 16,900 shares
14 OCT 2005	Lodgment of Return of Allotment of Share – 5,200 shares
14 OCT 2005	Lodgment of Return of Allotment of Share – 16,900 shares
12 OCT 2005	Lodgment of Return of Allotment of Share – 41,600 shares
12 OCT 2005	Lodgment of Return of Allotment of Share – 23,900 shares
12 OCT 2005	Lodgment of Return of Allotment of Share – 5,200 shares
12 OCT 2005	Lodgment of Return of Allotment of Share – 21,250 shares

10 OCT 2005	Lodgment of Return of Allotment of Share – 32,400 shares
10 OCT 2005	Lodgment of Return of Allotment of Share – 7,800 shares
10 OCT 2005	Lodgment of Return of Allotment of Share – 2,600 shares
10 OCT 2005	Lodgment of Return of Allotment of Share – 7,800 shares
06 OCT 2005	Lodgment of Return of Allotment of Share – 55,200 shares
06 OCT 2005	Lodgment of Return of Allotment of Share – 13,000 shares
06 OCT 2005	Lodgment of Return of Allotment of Share – 2,600 shares
06 OCT 2005	Lodgment of Return of Allotment of Share – 26,600 shares
06 OCT 2005	Lodgment of Return of Allotment of Share – 98,700 shares
06 OCT 2005	Lodgment of Return of Allotment of Share – 38,900 shares
06 OCT 2005	Lodgment of Return of Allotment of Share – 26,000 shares
06 OCT 2005	Lodgment of Return of Allotment of Share – 40,900 shares
03 OCT 2005	Lodgment of Return of Allotment of Share – 114,400 shares
03 OCT 2005	Lodgment of Return of Allotment of Share – 36,400 shares
03 OCT 2005	Lodgment of Return of Allotment of Share – 10,400 shares
03 OCT 2005	Lodgment of Return of Allotment of Share – 33,800 shares
03 OCT 2005	Lodgment of Return of Allotment of Share – 94,900 shares
03 OCT 2005	Lodgment of Return of Allotment of Share – 42,900 shares
03 OCT 2005	Lodgment of Return of Allotment of Share – 15,600 shares
03 OCT 2005	Lodgment of Return of Allotment of Share – 36,400 shares

(3537) (6)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001505547A

Date/Time : 29/11/2005 11:01

Transaction No : C050569334

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considertion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 16800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104331992.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104331992.50**	**0.00**	**0.00**

(3537) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001505386A

Date/Time : 29/11/2005 10:16

Transaction No : C050569157

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**
Description of discrepancy :			

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 8000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104330312.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104330312.50**	**0.00**	**0.00**

(353) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 29/11/2005 10:11

Receipt No	: ACR0000001505375A
Transaction No	: C050569146
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104329512.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104329512.50**	**0.00**	**0.00**

(353) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001505363A	Date/Time : 29/11/2005 10:07
Transaction No	: C050569136	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 11000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104329492.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104329492.50**	**0.00**	**0.00**

(352) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001503440A

Date/Time : 28/11/2005 09:32

Transaction No : C050567056

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, *if applicable* :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 16900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104328392.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104328392.50**	**0.00**	**0.00**

(352) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 28/11/2005 09:25

Receipt No	: ACR0000001503430A
Transaction No	: C050567045
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104326702.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104326702.50**	**0.00**	**0.00**

(352) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001503420A

Date/Time : 28/11/2005 09:20

Transaction No : C050567037

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/11/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104326182.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104326182.50**	**0.00**	**0.00**

(352) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 28/11/2005 09:14

Receipt No	: ACR0000001503413A
Transaction No	: C050567032
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 22/11/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104325922.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104325922.50**	**0.00**	**0.00**

(351) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 23/11/2005 14:02

Receipt No	: ACR0000001498783A
Transaction No	: C050561783
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	30400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 30400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | **Summary of Capital**

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104324882.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104324882.50**	**0.00**	**0.00**

(351) 3

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 23/11/2005 12:51

Receipt No	: ACR0000001498705A
Transaction No	: C050561687
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	13600
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	18/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104321842.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104321842.50**	**0.00**	**0.00**

351 2

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 23/11/2005 12:47

Receipt No	: ACR0000001498699A
Transaction No	: C050561680
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 18200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104320482.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104320482.50**	**0.00**	**0.00**

(351) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001498692A

Date/Time : 23/11/2005 12:43

Transaction No : C050561665

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104318662.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104318662.50**	**0.00**	**0.00**

(3501) (3)

bizFILE

HOME

INFORMATION RESOURCES

Receipt Enquiry

This is a comprehensive listing of receipts available for all transactions.

Receipt No. :	ACR0000001483169A
Date and Time :	10/11/2005 14:35:24
EP Ref. No. :	
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030066
Status of Receipt :	Processed

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	C050544789	10.00	0.00
Total			**10.00**	**0.00**

Back

(359) (2)

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) **Allottee is an Individual**
- (•) ***Allottee is NOT an Individual***

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104317362.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104317362.50**	**0.00**	**0.00**

(350) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001483139A

Date/Time : 10/11/2005 14:16

Transaction No : C050544775

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/11/2005 (dd/mm/yyyy)

Save Reset Back

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital**

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104316582.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104316582.50**	**0.00**	**0.00**

(350) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001483128A

Date/Time : 10/11/2005 14:11

Transaction No : C050544757

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S18523011 / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 09/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104316322.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104316322.50**	**0.00**	**0.00**

(349) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001480853A

Date/Time : 09/11/2005 10:38

Transaction No : C050542352

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104316062.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104316062.50**	**0.00**	**0.00**

(349) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 09/11/2005 10:33

Receipt No	: ACR0000001480838A
Transaction No	: C050542337
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | **Summary of Capital**

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104315802.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104315802.50**	**0.00**	**0.00**

(348) (4)

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001477824A

Date/Time : 07/11/2005 15:11

Transaction No : C050539163

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**

◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 16200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104315542.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104315542.50**	**0.00**	**0.00**

(348) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001477805A

Date/Time : 07/11/2005 15:06

Transaction No : C050539141

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104313922.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104313922.50**	**0.00**	**0.00**

(348) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001477781A

Date/Time : 07/11/2005 15:01

Transaction No : C050539114

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104312882.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104312882.50**	**0.00**	**0.00**

(348) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 07/11/2005 14:54

Receipt No	: ACR0000001477764A
Transaction No	: C050539095
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 540.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 02/11/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104312362.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104312362.50**	**0.00**	**0.00**

(347)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001473985A

Date/Time : 02/11/2005 10:34

Transaction No : C050534841

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 550.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104311062.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104311062.50**	**0.00**	**0.00**

(346) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001462453A	Date/Time : 26/10/2005 10:04
Transaction No	: C050520947	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 60.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 3200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/10/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | **Summary of Capital**

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104310282.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104310282.50**	**0.00**	**0.00**

(346) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 26/10/2005 09:58

Receipt No	: ACR0000001462434A
Transaction No	: C050520923
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 70.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch | Search

Registration No. : * 198003912M | Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share :	0.10
b) No. of shares allotted :	7400
c) Class of shares allotted :	Ordinary
d) Currency :	SINGAPORE DOLLAR (099)
e) Date of allotment :	24/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104309962.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104309962.50**	**0.00**	**0.00**

(346) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001462411A

Date/Time : 26/10/2005 09:52

Transaction No : C050520903

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 80.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 4800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 24/10/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104309222.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104309222.50**	**0.00**	**0.00**

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001457983A

Date/Time : 24/10/2005 10:02

Transaction No : C050515876

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 90.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

*Please fill in the following information. Fields marked * must be completed.*

Resolution / Declaration | **Share payable in cash** | **For a consideration other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the Allotment** | **Summary of Capital**

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considerartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 20/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104308742.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104308742.50**	**0.00**	**0.00**

(344) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001455909A

Date/Time : 21/10/2005 10:28

Transaction No : C050513347

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 100.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	33800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual
◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 33800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104308482.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104308482.50**	**0.00**	**0.00**

3441 (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001455894A

Date/Time : 21/10/2005 10:24

Transaction No : C050513332

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 110.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104305102.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104305102.50**	**0.00**	**0.00**

(344) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001455882A

Date/Time : 21/10/2005 10:20

Transaction No : C050513319

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 120.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104304582.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104304582.50**	**0.00**	**0.00**

(3pp) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001455868A

Date/Time : 21/10/2005 10:15

Transaction No : C050513302

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 130.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a considertion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 18/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104304322.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104304322.50**	**0.00**	**0.00**

(343) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001448177A

Date/Time : 17/10/2005 11:41

Transaction No : C050504754

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 180.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- [ ] S1852301I / HONG HAI @ HUANG HAI
- [ ] S2163476Z / CHENG WAI WING EDMUND
- [ ] S2533854E / KHAW KHENG JOO
- [ ] S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	46800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 46800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104304062.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104304062.50**	**0.00**	**0.00**

(343) (3)

GST No. :M9-0008879-T

RECEIPT

Date/Time : 17/10/2005 11:37

Receipt No	: ACR0000001448160A
Transaction No	: C050504737
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 190.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 15600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104299382.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104299382.50**	**0.00**	**0.00**

(343) 2

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001448145A

Date/Time : 17/10/2005 11:32

Transaction No : C050504720

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 200.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104297822.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104297822.50**	**0.00**	**0.00**

(343)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001448124A

Date/Time : 17/10/2005 11:27

Transaction No : C050504695

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 210.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a considerartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

( ) **Allottee is an Individual**
(•) **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 20800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 13/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104297042.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104297042.50**	**0.00**	**0.00**

(342)

(4)

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001447996A

Date/Time : 17/10/2005 10:45

Transaction No : C050504559

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 220.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	20800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 20800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104294962.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104294962.50**	**0.00**	**0.00**

(342) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001447985A

Date/Time : 17/10/2005 10:41

Transaction No : C050504552

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 230.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104292882.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104292882.50**	**0.00**	**0.00**

(3402) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001447966A

Date/Time : 17/10/2005 10:36

Transaction No : C050504538

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104292102.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104292102.50**	**0.00**	**0.00**

(3P2) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001447953A

Date/Time : 17/10/2005 10:31

Transaction No : C050504521

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

[illegible]

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual
◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person...

Group of Share that is co-owned: (Share Group) [ ]

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 12/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Nominal Value per Share :	0.10		
Amount of Authorised Share Capital :	200000000.00		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	104291322.50	0.00	0.00
Amount of Paid-up Share Capital :	104291322.50	0.00	0.00

(341) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001446115A

Date/Time : 14/10/2005 12:09

Transaction No : C050502397

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	62400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 62400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104290802.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104290802.50**	**0.00**	**0.00**

8411 (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001446106A
Transaction No	: C050502387
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 14/10/2005 12:04

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 16900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	**0**	**0**	**0**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104284562.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104284562.50**	**0.00**	**0.00**

(341) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001446071A

Date/Time : 14/10/2005 11:58

Transaction No : C050502352

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch   Search

Registration No. : * 198003912M   Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104282872.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104282872.50**	**0.00**	**0.00**

(341) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001446053A

Date/Time : 14/10/2005 11:53

Transaction No : C050502336

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 16900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 10/10/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104282352.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104282352.50**	**0.00**	**0.00**

(340) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001442793A

Date/Time : 12/10/2005 15:31

Transaction No : C050498684

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 41600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104280662.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104280662.50**	**0.00**	**0.00**

(340) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001442769A

Date/Time : 12/10/2005 15:27

Transaction No : C050498654

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

S1852301I / HONG HAI @ HUANG HAI
S2163476Z / CHENG WAI WING EDMUND
S2533854E / KHAW KHENG JOO
S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	23900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ Allottee is an Individual
◉ Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 23900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/10/2005 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104276502.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104276502.50**	**0.00**	**0.00**

(340) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001442749A

Date/Time : 12/10/2005 15:22

Transaction No : C050498629

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 5200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104274112.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104274112.50**	**0.00**	**0.00**

(340) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001442733A

Date/Time : 12/10/2005 15:18

Transaction No : C050498610

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21250		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ Allottee is an Individual
- ● Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 21250

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 07/10/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104273592.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104273592.50**	**0.00**	**0.00**

(339) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 10/10/2005 09:55

Receipt No	: ACR0000001438019A
Transaction No	: C050493317
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	32400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ● **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ● Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 32400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104271467.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104271467.50**	**0.00**	**0.00**

(339) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001437985A

Date/Time : 10/10/2005 09:46

Transaction No : C050493280

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 385.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104268227.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104268227.50**	**0.00**	**0.00**

(3391) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 10/10/2005 09:41

Receipt No	: ACR0000001437973A
Transaction No	: C050493262
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 395.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (selected) company is listed on the securities exchange
- company is an unlisted public company
- company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (selected) Yes
- No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- S0036442H / OW CHIN HOCK
- S0070715E / NG KEE CHOE
- S0234645A / CHEW CHOON SENG
- S1069567H / TAN JIAK NGEE MICHAEL
- S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104267447.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104267447.50**	**0.00**	**0.00**

(339) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001437960A

Date/Time : 10/10/2005 09:37

Transaction No : C050493248

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 405.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 7800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 05/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104267187.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104267187.50**	**0.00**	**0.00**

(338)(4

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001434275A

Date/Time : 06/10/2005 11:42

Transaction No : C050488912

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 415.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	55200		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 55200

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104266407.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104266407.50**	**0.00**	**0.00**

(338) (3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001434234A

Transaction No : C050488864

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 06/10/2005 11:28

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 425.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 13000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104260887.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104260887.50**	**0.00**	**0.00**

(338) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 06/10/2005 11:23

Receipt No	: ACR0000001434216A
Transaction No	: C050488844
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 435.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (●) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | **For a consideartion other than cash** | **Share Capital / Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital**

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 2600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/10/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104259587.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104259587.50**	**0.00**	**0.00**

(338) (1)

bizFILE

GST No. :M9-0008879-T

Date/Time : 06/10/2005 11:19

RECEIPT

Receipt No : ACR0000001434195A

Transaction No : C050488826

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 445.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

- ☐ S1852301I / HONG HAI @ HUANG HAI
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO
- ☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**
Description of discrepancy :			

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 26600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 03/10/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104259327.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104259327.50**	**0.00**	**0.00**

837 / 6

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 06/10/2005 10:23

Receipt No	: ACR0000001433989A
Transaction No	: C050488595
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 455.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	98700		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | **Share Capital / Allottees Particulars** | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 98700

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/09/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104256667.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104256667.50**	**0.00**	**0.00**

(337)(3)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001433975A

Date/Time : 06/10/2005 10:19

Transaction No : C050488579

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 465.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Browse...

(Click 'Browse' to select file for attachment)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	38900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 38900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/09/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104246797.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104246797.50**	**0.00**	**0.00**

(337)(2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001433956A

Date/Time : 06/10/2005 10:15

Transaction No : C050488556

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 475.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26000		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a considerartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 26000

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/09/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

LOCAL COMPANY TRANSACTIONS

bizFILE

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104242907.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104242907.50**	**0.00**	**0.00**

B37) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001433938A

Date/Time : 06/10/2005 10:10

Transaction No : C050488538

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 485.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | **Share payable in cash** | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	40900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

HOME | LOGOUT

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 40900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 30/09/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104240307.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104240307.50**	**0.00**	**0.00**

(036) (4)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 03/10/2005 11:30

Receipt No	: ACR0000001428108A
Transaction No	: C050482069
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 195.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1832501I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	114400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 114400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/09/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104236217.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104236217.50**	**0.00**	**0.00**

(3) bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001428092A
Transaction No	: C050482049
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 03/10/2005 11:25

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	36400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* If Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 36400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/09/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104224777.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104224777.50**	**0.00**	**0.00**

(336) (2)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001428061A

Date/Time : 03/10/2005 11:19

Transaction No : C050482018

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 215.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # -

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 10400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/09/2005 (dd/mm/yyyy)

Save Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104221137.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104221137.50**	**0.00**	**0.00**

(336) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001428050A
Transaction No	: C050482002
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 03/10/2005 11:14

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 225.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the Allotment	Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	33800		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ( ) Allottee is an Individual
- (•) Allottee is NOT an Individual

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * (•) Local ( ) Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 33800

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 29/09/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104220097.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104220097.50**	**0.00**	**0.00**

(535) (1)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001427756A

Date/Time : 03/10/2005 10:03

Transaction No : C050481683

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 265.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration	Shares payable in cash	For a consideration other than cash	Share Capital/Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	36400		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.70		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 36400

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/09/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104201377.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104201377.50**	**0.00**	**0.00**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001427766A	Date/Time : 03/10/2005 10:08
Transaction No	: C050481701	
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 255.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.14		

Save | Delete Issued Share | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19 - 00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 15600

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/09/2005 (dd/mm/yyyy)

Save | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after Allotment	Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104202937.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104202937.50**	**0.00**	**0.00**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001427838A

Date/Time : 03/10/2005 10:23

Transaction No : C050481774

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 245.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | **Shares payable in cash** | **For a consideration other than cash** | **Share Capital/Allottees Particulars** | **List of Shareholders after the allotment** | **Summary of Capital**

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	42900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.50		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideartion other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

- ○ **Allottee is an Individual**
- ◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned: (Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 42900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/09/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104207227.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104207227.50**	**0.00**	**0.00**

(555) (P)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001427852A

Date/Time : 03/10/2005 10:27

Transaction No : C050481791

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price(S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 235.00

This is a computer-generated receipt. No signature is required.

Please print a copy of the receipt for your reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution/Declaration | Shares payable in cash | For a consideration other than cash | Share Capital/Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Record saved successfully.

Company Type

Please click on appropriate button :

- (•) company is listed on the securities exchange
- ( ) company is an unlisted public company
- ( ) company is a private company

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***
Maximum File Size : 2048 KB

Browse...

(Click 'Browse' to select file for attachment)

Persons signing the resolution

Please indicate the directors/ secretaries who signed the resolution :

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL
- [ ] S1673157I / YIP WAI PING ANNABELLE

☐ S1852301I / HONG HAI @ HUANG HAI
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO
☐ S2580327B / RICHARD CHARLES HELFER

Please enter names of other corporate representatives who signed the resolution, if applicable :	

Declaration

I, LIM HONG ENG SUSANNA, Professional body/service bureau, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

LOCAL COMPANY TRANSACTIONS

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after the Allotment | Summary of Capital

Authorised Capital

	Amount	Nominal Value per Share	Currency
Authorised Capital :	**200000000**	**.1**	**SINGAPORE DOLLAR (099)**

Description of discrepancy :

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	94900		
Amount paid or due and payable on each share			
paid :	0.10		
due and payable :	0		
Amount of premium paid or payable on each share :	1.37		

Save | Delete Issued Share | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideartion other than cash | Share Capital / Allottees Particulars | List of Shareholders after the allotment | Summary of Capital

Particulars of Allottee

Please indicate whether the allottee is an Individual : *

○ **Allottee is an Individual**
◉ **Allottee is NOT an Individual**

If Allottee is an Individual :

Shareholder Category : * **Individual**

Identification No. : * [ ] Retrieve Details

Identification Type : * NRIC

Name : *

Nationality : *

Mobile No :

Occupation :

Email Address :

Address Type : * ◉ Local ○ Foreign

Local Address (* if Address Type is Local Address)

Postal Code : [ ] Retrieve Address

Block/House No. :

Street Name :

Unit : # [ ] - [ ]

Building/Estate Name :

Foreign Address (* if Address Type is Foreign Address)

Address :

If Allottee is NOT an Individual :

Shareholder Category : * Company / Foreign Branch Search

Registration No. : * 198003912M Retrieve Details

Name : **THE CENTRAL DEPOSITORY (PTE) LIMITED**

Address Type : **Local**

Local Address (* if Address Type is Local Address)

Postal Code : **068804**

Block/House No. : **2**

Street Name : **SHENTON WAY**

Unit : # **19** - **00**

Building/Estate Name : **SGX CENTRE I**

Foreign Address (* if Address Type is Foreign Address)

Address :

Details of Shares Allotted * Please read instructions carefully before entering.

Note : If any share or shares is/are co-owned by 2 or more persons, please assign an alphabet e.g. A to denote the Group and enter the same in the box. Enter the same alphabet in the box for every allottee in the same group. Skip this box if share(s) are owned by only one person.

Group of Share that is co-owned:
(Share Group)

If share(s) is/are co-owned, only one allottee is to enter details in (a), (b), (c), (d) and (e). Enter "0" (zero) for subsequent allottees in box (b) and leave blank for rest of the items.

a) Nominal Value per Share : 0.10

b) No. of shares allotted : 94900

c) Class of shares allotted : Ordinary

d) Currency : SINGAPORE DOLLAR (099)

e) Date of allotment : 28/09/2005 (dd/mm/yyyy)

Save Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration | Share payable in cash | For a consideration other than cash | Share Capital / Allottees Particulars | List of Shareholders after Allotment | Summary of Capital

List of Allottees and their particulars

Identification No./Registration No.	Name	Shareholder Category
198003912M	THE CENTRAL DEPOSITORY (PTE) LIMITED	Company / Foreign Branch

If No. of shareholders exceeds 50, total No. of issued shares held by the remaining shareholders are :

	Ordinary	Preference	Others
No. of Shares	0	0	0

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution / Declaration	Share payable in cash	For a consideration other than cash	Share Capital / Allottees Particulars	List of Shareholders after the allotment	Summary of Capital

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Nominal Value per Share :	**0.10**		
Amount of Authorised Share Capital :	**200000000.00**		
Class of Shares :	Ordinary	Preference	Others
Amount of Issued Share Capital :	**104216717.50**	**0.00**	**0.00**
Amount of Paid-up Share Capital :	**104216717.50**	**0.00**	**0.00**